a2a
energie in comune

2009 JUN 24 A 5:01

09046420

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

June 22, 2009

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE

Brescia, 22 June 2009 The Supervisory Board of A2A S.p.A. met today, chaired by Graziano Tarantini.

The appointment of the following 8 candidates, after their possession of the requisites for membership of the Management Board had been checked by the Appointments Committee, were approved by the Board:

Giuliano Zuccoli – Chairman

Vittorio Cinquini - Vice Chairman

Franco Baiguera

Mario Cocchi

Francesco Randazzo

Renato Ravanelli

Paolo Rossetti

Giuseppe Sala.

Prospective Management Board members Mario Cocchi and Francesco Randazzo were found to possess the requisites for independence, prescribed in art. 148 of Legislative Decree no. 58/1998.

The Board also appointed the members of the Internal Control Committee and the Corporate Gift Committee.

The members of the Internal Control Committee are: Graziano Tarantini – Chairman, Rosario Bifulco – Vice Chairman, Norberto Rosini and Marco Miccinesi.

The members of the Corporate Gift Committee are: Adriano Bandera – Chairman, Alberto Cavalli – Vice Chairman, Bruno Caparini and Stefano Grassani.

To further implement the policy expressed by the Shareholders' Meeting, the Supervisory Board resolved to reduce the remuneration due to members of the Management Board and of those Members of the Supervisory Board charged with special responsibilities, and so provided.

For further information:

Communication and Public Relations – Press Office

Tel. +39 02 7720.4582 - ufficiostampa@a2a.eu

Investor Relations

Tel. +39 02 7720.3879 - ir@a2a.eu

www.a2a.eu